UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Deciphera Pharmaceuticals, Inc.

(Name of Subject Company)

Deciphera Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Steven L. Hoerter

President & Chief Executive Officer

Deciphera Pharmaceuticals, Inc.

200 Smith Street

Waltham, MA 02451

(781) 209-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey M. Held, Esq.

Deciphera Pharmaceuticals, Inc.

200 Smith Street

Waltham, MA 02451

(781) 209-6400

and

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Deciphera Pharmaceuticals, Inc., a Delaware corporation (“Deciphera”), with the Securities and Exchange Commission (the “SEC”) on May 13, 2024, relating to the tender offer by Topaz Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“ONO”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Deciphera (the “Shares”) at a price per Share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, each as filed by ONO and Merger Sub with the SEC on May 13, 2024 (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain amendments and updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. New York City Time, on June 10, 2024. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, advised that, as of the expiration of the Offer, a total of 76,413,423 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 88.3% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Merger Sub will promptly pay for all such Shares.

Following the acceptance of such Shares, the Merger was completed on June 11, 2024, in accordance with Section 251(h) of the DGCL without a vote of Deciphera’s stockholders. At the Effective Time of the Merger, each Share (other than (a) Shares held in the treasury of the Company, (b) Shares that at the commencement of the Offer were owned by Parent or Merger Sub or any of their direct or indirect subsidiaries, (c) Shares irrevocably accepted for payment in the Offer, and (d) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) were automatically canceled and converted into the right to receive $25.60 in cash, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Global Select Market. ONO and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Deciphera’s reporting obligations under the Exchange Act as promptly as practicable.

On June 11, 2024, ONO issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xi) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(xi)	Press Release of Ono Pharmaceutical Co., Ltd. dated June 11, 2024 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2024

DECIPHERA PHARMACEUTICALS, INC.

By:	/s/ Steven L. Hoerter
Name: Steven L. Hoerter
Title: President and Chief Executive Officer